June 15, 2010

Mr. Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549-6010

Re:                               Allied Motion Technologies Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed March 18, 2010

Form 10-Q for the quarterly period ended March 31, 2010

File No. 000-04041

Dear Mr. James:

In connection with your review of the Allied Motion Technologies Inc. (the “Company”) Form 10-K for the year ended December 31, 2009 and the Form 10-Q for the quarterly period ended March 31, 2010, we respectfully submit the following responses to the comments included in your letter dated June 7, 2010.  Each of the Staff’s comments are restated in bold with our responses to the comments following immediately thereafter.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 4T:  Controls and Procedures, page 15

1.             We note your disclosure regarding your officers’ conclusions about the effectiveness of the Company’s disclosure controls and procedures.  While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so in future filings, that definition must be consistent with and not modify the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act.  Alternatively, in future filings you may remove that definition.

Response:  In future filings we will remove the defining language or, in the alternative, we will include the entire definition of “disclosure controls and procedures” as set forth in Securities Exchange Act Rule 13a-15(e).

Exhibits 31.1 and 31.2

2.             We note that paragraph four of the certification required by Exchange Act Rule 13a-14(a) omits the introductory language in paragraph 4 referring to internal control over financial reporting.  Please file an amendment to the Form 10-Q with a new, corrected certification.

Response:  We have amended the certifications to conform to the exact language prescribed in Item 601(b)(31)(i) of Regulation S-K.  Please see Exhibit 31.1 and 31.2 of the Company’s Form 10-Q/A for the quarter ended march 31, 2010, which we filed with the Commission today.

***

In connection with our responses, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Richard D. Smith, Chief Financial Officer, or me at (303) 799-8520.

Sincerely,

/s/ Susan M. Chiarmonte
Secretary and Controller

cc:       Michael Donlon